FORM 12b-25
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

[X]      Form 10-K
         For the fiscal year ended      October 31, 1997
         Commission File Number    1-6797

         Part I - Registrant Information

                             TEXFI INDUSTRIES, INC.
               (Exact name of registrant as specified in charter)

           Delaware                                             56-0795032
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)

5400 Glenwood Avenue, Suite 215, Raleigh, NC                      27612
  (Address of principal executive offices)                      (ZIP Code)
Registrant's telephone number, including area code            (919) 783-4736

Securities registered pursuant to Section 12(b) of the Act:
                                                   NAME OF EACH EXCHANGE ON
     TITLE OF EACH CLASS                               WHICH REGISTERED
Common Stock, par value $1.00 per share          New York Stock Exchange, Inc.
8-3/4% Senior Subordinated Debentures
due August 1, 1999                               New York Stock Exchange, Inc.

                        Part II -Rules 12b-25 (b) and (c)

The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

                              Part III - Narrative

Registrant requested via letter dated January 22, 1998, that the U.S. Securities and Exchange Commission not require the Registrant's inclusion in its Annual Report on Form 10-K for the year ended October 31, 1997, the audited financial statements of Rival Sport, LLC an unconsolidated joint venture in which the Company had a 50% ownership interest at October 31, 1997 whose financial statements are required pursuant to Rule 3-09 of Regulation S-X. Registrant sold its ownership interest in Rival Sport, LLC on December 18, 1997. As of Registrant's prescribed filing date January 29, 1998, Registrant has not received a response from the U.S. Securities and Exchange Commission regarding Registrant's request.

In addition, Registrant engaged new counsel in the course of its preparation of subject report. The coordination of such new counsel's advice with that of Registrant's independent auditors with respect to subject report has delayed Registrant in the preparation of such report, which delay could not have been avoided without unreasonable effort and expense.

         Part IV - Other Information

Name and telephone number of person to contact in regard to this notification:

Dane L. Vincent, Chief Financial Officer, Vice President-Finance, and Treasurer
(919) 783-4740 Extension 123



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Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant anticipates any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report. Yes [ ] No [X]

                             TEXFI INDUSTRIES, INC.
               (Exact name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

s/Dane L. Vincent   Chief Financial Officer            January 29, 1998
-----------------   and Treasurer (Principal
Dane L. Vincent     Accounting Officer)